

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2023

James McCullough
Chief Executive Officer
Renalytix plc
Finsgate
5-7 Cranwood Street
London EC1V 9EE
United Kingdom

>   **Re: Renalytix plc**
>   **Registration Statement on Form S-3**
>   **Filed September 28, 2023**
>   **File No. 333-274733**

Dear James McCullough:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Conlon Danberg at 202-551-4466 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Katie Kazem, Esq.